

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Via Email
Ms. Anne D. McCallion
Chief Financial Officer
PennyMac Mortgage Investment Trust
6101 Condor Drive
Moorpark, CA 93021

>   **Re: PennyMac Mortgage Investment Trust**
>   **Form 10-K**
>   **Filed February 28, 2013**
>   **File No. 001-34416**
>
>   **Form 10-Q**
>   **Filed May 10, 2013**
>   **File No. 001-34416**

Dear Ms. McCallion:

   We have reviewed your correspondence dated July 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Net investment income, page 65

1.   We have considered your response and proposed revisions to comment 1. Given the significance to your net investment income, we continue to believe an overall discussion regarding the changes to net investment income should include and quantify the material impact of fair value adjustments. Currently it is focused on average investment size or

increases in your correspondent lending business. Please confirm you will revise future periodic reports to further highlight the effect of non-cash fair value adjustments in your periodic results.

Net Gain (Loss) on Investments, page 75

2.   We note your response to comment 2 and proposed revisions. In addition to quantifying the defaults and repayments of mortgage loans modified in the prior year, please also quantify defaults and repayments that occurred during the year for all previously modified mortgages, regardless of when the modification occurred. In addition, as previously requested, please include a discussion of how the information presented should be used in understanding any trends and success rates of your modification programs and their ability to generate cash flows from your nonperforming loan portfolio for each period presented.

Cash Flows, page 92

3.   We note your response to comment 3 and the intended purpose of the table on page 92. Please consider disclosing the cost of managing the liquidated assets in the discussion following the table.

Consolidated Statements of Income, page F-2

4.   We note your response to comment 9 and continue to believe that you should present net interest income in future periodic filings in accordance with Rule 9-04 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Cicely LaMothe

                                        Cicely LaMothe
                                        Senior Assistant Chief Accountant